

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 6, 2024

Douglas E. Gwin, Jr.
Assistant Treasurer
Nissan Auto Leasing LLC II
Nissan-Infiniti LT LLC
One Nissan Way
Franklin, TN 37067

> **Re: Nissan Auto Leasing LLC II**
> **Nissan-Infiniti LT LLC**
> **Registration Statement on Form SF-3**
> **Filed October 11, 2024**
> **File Nos. 333-282606 and 333-282606-01**

Dear Douglas E. Gwin Jr.:

We have reviewed your registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form SF-3

General

1. Please confirm that the depositor or any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor has been current and timely with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. Please refer to General Instruction I.A.2. of Form SF-3.

Risk Factors
Risks Related to the Characteristics, Servicing and Performance of the Leases and Related Leased Vehicles..., page 21

2.   We note that various risk factors contain point-in-time disclosures regarding recent events and economic conditions (*e.g.*, the COVID-19 pandemic and rising inflation) that are not enclosed in square brackets. Please confirm that, at the time of any offering, you will update your risk factors disclosure to the extent necessary to provide a current description of the specific risks related to the offer and sale of the securities.

The Notes
[Calculation of Floating Rate Interest], page 111

3.   The definition of "Term SOFR" on page 112 refers to "the forward-looking term rate based on SOFR . . . as such rate is posted to FRBNY's Website." However, forward-looking term rates based on SOFR, such as the CME Term SOFR Rates recommended by the Alternative Reference Rates Committee, are published by third-party administrators (*e.g.*, CME Group), not by FRBNY. Please revise your SOFR-related disclosure and the corresponding provisions in the transaction documents to ensure that they accurately reflect the source and publication details of each contemplated SOFR alternative, including Term SOFR, to avoid any potential confusion regarding their calculation and availability.

4.   The website address listed in the definition of "FRBNY's Website" on page 112 does not appear to be a functioning website. Please revise your disclosure to provide the correct website address for accessing the applicable SOFR rates on the Federal Reserve Bank of New York's website.

Description of the Servicing Agreement
Representation and Warranties; Remedies, page 155

5.   We note that NMAC, as sponsor, has an obligation to direct reallocation of leases and related leased vehicles for breach of a representation or warranty and to make a corresponding repurchase payment to the issuing entity. Please confirm that you will provide information regarding NMAC's financial condition if there is a material risk that the ability of NMAC to comply with the reallocation provision could have a material impact on pool performance or performance of the asset-backed securities. Refer to Item 1104(f) of Regulation AB.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

   Please contact Shalini Shah at 202-551-5942 or Benjamin Meeks at 202-551-7146 with any questions.

              Sincerely,

              Division of Corporation Finance
              Office of Structured Finance